Exhibit 99.5

CONSENT OF QUALIFIED PERSON

I, Michael G. Hester, FAusIMM, consent to the public filing of the technical report titled “Unconstrained Feasibility Study - NI 43-101 Technical Report on the Camino Rojo Gold Project - Municipality of Mazapil, Zacatecas, Mexico” dated January 11, 2021 (the “Technical Report”) by Orla Mining Ltd. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated January 11, 2021 (the “News Release”).

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

Dated this 9th day of February, 2021

Signed “Michael G. Hester”
Michael G. Hester, FAusIMM, Vice President and Principal Mining Engineer Independent Mining Consultants, Inc.